

MAIL STOP 3561

December 28, 2007

Mr. Gregory E. Burns
President and Chief Executive Officer
Global Logistics Acquisition Corporation
330 Madison Avenue, Sixth Floor
New York, NY 10017

Re: Global Logistics Acquisition Corporation ("GLAC" or "Company")
 Amendment to Proxy Statement on Schedule 14A
 Filed December 5, 2007
 File No. 001-32735

Dear Mr. Burns,

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Material Terms of the Acquisition, page 1

1.   We note your response to prior comment three. Please revise to disclose that updates on Form 8-K will include any arrangements entered into or significant purchases by target shareholders or affiliates of you or the target shareholders.

2.   Your existing disclosure describing your financing commitment on page two references "certain future GLAC stock repurchase arrangements." Please clarify the meaning of this, and confirm, if true, that GLAC currently has no repurchase plan or obligation in mind.

3.   Please revise your page two disclosure under financing to indicate the amount of cash available – exclusive of your ability to borrow funds – to the company assuming maximum conversion.

Summary of the Proxy Statement, page 11

4.   Please revise your page 13 disclosure to estimate the amount of working capital available to the company following the transaction assuming no, and 19.99%, conversion.

The Acquisition Proposal, page 45

5.   We note your response to prior comment eight and revised disclosure on page 113. Please revise to clarify the extent to which management believes that the company's growth is limited by its specialized industry and describe any strategic shift into new industries that management is undertaking.

6.   Please revise the disclosure under financing commitment on page 46 to:

        a.   Explain the reference to conversion shares on page 47;
        b.   State the actual amount of fees and expenses under the agreements, where known – for example, the dollar value of the commitment fee is currently ascertainable while the interest expense is not;
        c.   Summarize the discussion under initial conditions and elsewhere to improve its readability; and
        d.   Revise the disclosure throughout the document to indicate the impact that this borrowing will have on your ability to make subsequent equity offerings.

Clark Compensation Discussion and Analysis, page 121

7.   We note your response to prior comment 18. Please revise to identify who performs the duties of the chief executive officer.

Certain Relationships and Related Person Transactions, page 148

8.   We note your response to prior comment 22 and the statement in your amended Form 10-Q for the quarter ended September 30, 2007 that the "audit committee approved changes to internal control procedures to require a thorough review by the committee and external advisors of any transaction outside the ordinary course of business." Please revise to disclose if and how your written policies and procedures have been changed.

9.   Also, please revise to briefly explain the deficiencies and associated measures taken by you "regarding transactions by [your] principal stockholders on behalf of the Company," as disclosed in your amended Form 10-Q for the quarter ended March 31, 2007. We note the additional statement that, "[b]ased upon [the] evaluation, the Company concluded that as of March 31, 2007, its disclosure controls and procedures in connection with the interpretation of accounting pronouncements were not effective."

Form 8-K, filed November 29, 2007

10.   We note that the press release filed in connection with this Form 8-K advises shareholders on "Ensuring Your Vote is Counted." To the extent material please revise your proxy to briefly describe shareholder ownership and measures that may be taken to ensure shareholders are able to vote their shares. With a view to disclosure, advise us if all margin and similar accounts prohibit shareholders from voting.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                        Sincerely,

                        John Reynolds
                        Assistant Director

Cc: Noah Schooler
        Fax # 212-818-8881